                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934

                           For the Month of March 2005

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

                             Shinhan Financial Group
                         120, 2-Ga, Taepyungro, Jung Gu,
                              Seoul 100-724, Korea

                                                                  March 11, 2005
To Shareholders:

CONVOCATION NOTICE OF THE 4TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 4th Ordinary General Meeting of Shareholders of the Group will be held as described hereunder and your attendance is cordially requested.



                                   DESCRIPTION

1. Date and Time       March 30, 2005 10 A.M., Seoul time.

2. Venue               Auditorium, 20th floor/Shinhan Bank,
                       120, 2Ga, Taepyung-ro, Jung-gu, Seoul, Korea
3. Agenda

   1) Approval of balance sheet, income statement and statement of appropriation of retained earnings for the fiscal year 2004 (January 1, 2004 ~ December 31, 2004).

   2)  Appointment of directors

   3)  Appointment of Audit Committee members

   4)  Approval of Limitation on Director Compensation

   5) Approval of stock option grant to the executives, department heads, and outside directors

REFERENCE DOCUMENT FOR THE EXERCISE OF THE VOTING RIGHT


1. NUMBER OF VOTING RIGHTS HELD BY ALL SHAREHOLDERS: 310,332,000 shares

   * The total number of our outstanding common stock is 319,319,011 shares as of December 31, 2004. Among this, 8,985,567 shares and 1,444 shares are held by Chohung Bank and Good Morning Shinhan Securities respectively. These shares do not have voting rights under the Financial Holdings Company Act of Korea, because both of Chohung Bank and Good Morning Shinhan Securities are our subsidiaries.


2. AGENDA ITEMS AND REFERENCE MATERIALS THEREOF:

    AGENDA ITEM NO. 1.  Approval of Financial Statements (balance sheets, income statements and statements of appropriation of retained earnings for fiscal year 2004 [January 1, 2004 ~ December 31, 2004])

    - Please refer to Appendix 1 for financial statements of the Group

    - Total Dividend Amount proposed by BOD

     1) Common Stock: KRW 232,749 million (KRW 750 per share)

     2) Preferred Stock: KRW 115,141 million

     3) Total: KRW 347,890 million

 AGENDA ITEM NO. 2   Appointment of Directors


 The candidates for Directors are as follows:

------------------------------------------------------------------------------------------------------
                                          NAME                  TENURE           NEW APPOINTMENT
------------------------------------------------------------------------------------------------------

                                     Pyung Joo Kim              1 year

                               -----------------------------------------------------------------------

      Outside director                 Il Sup Kim               1 year
      candidates with
   professional expertise      -----------------------------------------------------------------------

                                     Sang Yoon Lee              1 year

                               -----------------------------------------------------------------------
                                     Yoon Soo Yoon              1 year
                               -----------------------------------------------------------------------
                                     Shee Yul Ryoo              1 year                  O
------------------------------------------------------------------------------------------------------
                                     Byung Hun Park             1 year
                               -----------------------------------------------------------------------
                                     Dong Hyun Kwon             1 year
      Outside director         -----------------------------------------------------------------------
         candidates                  Young Hoon Choi            1 year                  O
                               -----------------------------------------------------------------------
                                      Si Jong Kim               1 year                  O
                               --------------------------- -------------------------------------------
                                   Philippe Reynieix            1 year
------------------------------------------------------------------------------------------------------


"Outside director candidates with professional expertise" means that these candidates have academic knowledge and professional experiences in such fields as economics, business administrations, accounting and laws.

For the personal profiles of the candidates, please refer to Appendix 2.

AENDA ITEM NO. 3   Appointment of Audit Committee Members

---------------------------------------------------------------------------------------------
           NAME                TENURE         CURRENT POSITION          NEW APPOINTMENT
---------------------------------------------------------------------------------------------
        Il Sup Kim             1 year         Outside Director
---------------------------------------------------------------------------------------------
      Sang Yoon Lee            1 year         Outside Director
---------------------------------------------------------------------------------------------
      Dong Hyun Kwon           1 year         Outside Director
---------------------------------------------------------------------------------------------
       Si Jong Kim             1 year                -                         O
---------------------------------------------------------------------------------------------
     Young Seok Choi           1 year      Non Executive Director
---------------------------------------------------------------------------------------------

Among the nominated outside director candidates, Il Sup Kim, Sang Yoon Lee, Dong Hyung Kwon and Si Jong Kim were recommended as candidates of the audit committee members of 2005 through the resolution of the audit committee meeting. Young Seok Choi, who is non-executive director with 3 year tenure appointed in 2004, was also nominated as a candidate for the audit committee member. For the personal profiles of the candidates, please refer to Appendix 2.


AGENDA ITEM NO. 4 Approval of Limitation on Director Compensation Limitation on the aggregate compensation to the directors: KRW4 billion in 2005


AGENDA ITEM NO. 5 Approval of Stock Option Grant to the Executives, Department Heads, and Outside Directors

A. Grant of Stock Options to Executives of Shinhan Financial Group and its Subsidiaries

1) Grantees: A total of 46 executives and officers of Shinhan Financial Group and its subsidiaries (Shinhan Bank, Chohung Bank, Good Morning Shinhan Securities, Shinhan Card, Shinhan Capital, and Shinhan Credit Information)

    - See A.8 below for details


2) Number of options to be granted:

   Stock options to purchase 1,196,000 shares in total

3) Exercise price: Minimum exercise price calculated in accordance with
   Article 84.9 of the Enforcement Decrees of the Securities Exchange Act

   * Determination of exercise price: Based on the arithmetic mean of the three trading volume-weighted averages of closing prices during the 2-month, 1-month and 1-week periods counting backwards from the grant date

4) Date of grant: March 30, 2005

5) Exercise period: Exercisable during the 4 year period after the 3rd anniversary from the grant date.

6) Method of payment: Shinhan Financial Group will, at its option, choose between the following two methods
   - to issue new shares at the exercise price; or
   - to pay the grantees cash in an amount to the difference between the market price of shares at the exercise date and exercise price.

7) Conditions for Exercise

   (a) 50% of the volume granted

       -Stock options are exercisable when both of the following two conditions are met.

       [Condition1]

       Shinhan Financial Group's shareholder return(as defined below) is greater than 90% of the "Big 3" stock index growth (as defined below)

   * Shinhan Financial Group's shareholder return = [{Closing price of exercise date (Note.1) + Dividends per share paid between grant date and exercise date - Closing price of grant date (Note.2)}/{Closing price of grant date}] x 100 (Note. 1, 2)

     Closing price of the day of exercise and grant means the arithmetic mean of the three trading volume-weighted averages of closing prices during the 2-month, 1-month and 1-week periods counting backwards from the day of exercise and grant, as applicable.

   * "Big 3" stock index growth means the average growth rate of stock prices of the three major peer companies including Kookmin Bank, Hana Bank, and Worri Finance Holdings.

   [Condition2]

       The sum of the net income of the relevant company (the company where the applicable executive or officer works) during the grant year and the following year should be greater than zero.

   (b) The other 50% of the volume granted

       - Exercisable volume shall be determined based on the achievement ROE targets of the relevant company during the grant year and the following year.

--------------------------------------------------------------------------------------------------
                                 1 (for the grant year)           2 (for the following year)
--------------------------------------------------------------------------------------------------
Number of stock options           Half of the 50% of                 Half of the 50% of
  to be exercised (M)          the total volume granted           the total volume granted
--------------------------------------------------------------------------------------------------
    Determination of                 Number of shares(M) X (actual ROE/target ROE)
   exercisable number              * Exercisable number of shares can not exceed "(M)"
--------------------------------------------------------------------------------------------------

8) Details of Stock Options Granted to Executives and Officers

--------------------------------------------------------------------------------------------------
        COMPANY                  TITLE                        NAME              NO. OF SHARES
--------------------------------------------------------------------------------------------------
                       Chairman                    Eung Chan Ra                100,000
                       ---------------------------------------------------------------------------
                       President & CEO             Young Hwi Choi               90,000
                       ---------------------------------------------------------------------------
                       Senior Exe. VP              Jae Woo Lee                  20,000
        SFG            ---------------------------------------------------------------------------
                       Senior Exe. VP              Chil Sun Hong                20,000
                       ---------------------------------------------------------------------------
                       Senior Exe. VP              Byung Jae Cho                20,000
                       ---------------------------------------------------------------------------
                       Senior Exe. VP              Baek Soon Lee                20,000
--------------------------------------------------------------------------------------------------
                       President                   Sang Hoon Shin               80,000
                       ---------------------------------------------------------------------------
                       Standing Auditor            Jao Ho Cho                   20,000
                       ---------------------------------------------------------------------------
                       Dep. President              Gwang Lim Yoon               20,000
                       ---------------------------------------------------------------------------
                       Dep. President              Min Ky Han                   20,000
                       ---------------------------------------------------------------------------
                       Dep. President              Do Heui Han                  20,000
                       ---------------------------------------------------------------------------
     Shinhan Bank      Dep. President              Jin Won Suh                  20,000
                       ---------------------------------------------------------------------------
                       Dep. President              Shin Keun Yang               20,000
                       ---------------------------------------------------------------------------
                       Dep. President              Sang Young Oh                20,000
                       ---------------------------------------------------------------------------
                       Dep. President              Hyu Won Lee                  20,000
                       ---------------------------------------------------------------------------
                       Dep. President              Sang Woon Choi               20,000
                       ---------------------------------------------------------------------------
                       Dep. President              Eun Sik Kim                  20,000
--------------------------------------------------------------------------------------------------
                       President                   Dong Soo Choi                80,000
                       ---------------------------------------------------------------------------
                       Standing Auditor            Jee Hong Yoo                 20,000
                       ---------------------------------------------------------------------------
                       Dep. President              Bhang Gil Choi               20,000
                       ---------------------------------------------------------------------------
                       Dep. President              Hee Soo Kim                  20,000
                       ---------------------------------------------------------------------------
                       Dep. President              Kwang Yub Chung              20,000
                       ---------------------------------------------------------------------------
                       Dep. President              Hong Hee Chae                20,000
   Chohung Bank        ---------------------------------------------------------------------------
                       Dep. President              Yong Uk O                    20,000
                       ---------------------------------------------------------------------------
                       Dep. President              Jeong Woo Chang              20,000
                       ---------------------------------------------------------------------------
                       Dep. President              Jae Yoo Kim                  20,000
                       ---------------------------------------------------------------------------
                       Dep. President              In Joon Chaey                20,000
                       ---------------------------------------------------------------------------
                       Dep. President              Chang Seong Moon             20,000
                       ---------------------------------------------------------------------------
                       Dep. President              Sung Yoon Kim                20,000
--------------------------------------------------------------------------------------------------
                       President                   Sung Kyun Hong               40,000
                       ---------------------------------------------------------------------------
                       Standing Auditor            Tea Kyu Lee                  15,000
      Shinhan          ---------------------------------------------------------------------------
       Card            Dep. CEO                    Sung Won Kim                 15,000
                       ---------------------------------------------------------------------------
                       Acting Dep. CEO             Woo Yeop Shim                12,000
                       ---------------------------------------------------------------------------
                       Acting Dep. CEO             Moon Han Kim                 12,000
--------------------------------------------------------------------------------------------------
     Good Morning      Vice Chairman               Woo Keun Lee                 40,000
        Shinhan        ---------------------------------------------------------------------------
      Securities       CEO                         Kang Won Lee                 40,000
                       ---------------------------------------------------------------------------
                       Standing Auditor            Sung No Lee                  15,000
                       ---------------------------------------------------------------------------
                       Deputy CEO                  Hyeon Jae Han                15,000
                       ---------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
        COMPANY                  TITLE                        NAME              NO. OF SHARES
--------------------------------------------------------------------------------------------------
                       Deputy CEO                  Chae Young Jung              15,000
                       ---------------------------------------------------------------------------
                       Deputy CEO                  Seok Joong Kim               15,000
                       ---------------------------------------------------------------------------
                       Deputy CEO                  Jin Kook Lee                 15,000
                       ---------------------------------------------------------------------------
                       Deputy CEO                  Yoo Shin Jung                15,000
--------------------------------------------------------------------------------------------------
                       President                   Dong Girl Lee                40,000
                       ---------------------------------------------------------------------------
       Shinhan         Vice President              Sang Dae Kim                 15,000
       Capital         ---------------------------------------------------------------------------
                       Acting Vice President       Seung Keun Oh                12,000
--------------------------------------------------------------------------------------------------
        Shinhan
        Credit         CEO                         Boem Seong Shin              15,000
      Information
--------------------------------------------------------------------------------------------------
                                     Total                                   1,196,000
--------------------------------------------------------------------------------------------------


B. Grant of Stock Options to Department Heads of Shinhan Financial Group and its Subsidiaries

   1) Grantees: Department heads of Shinhan Financial Group and its subsidiaries

   2) Number of options to be granted: Stock options to purchase up to 1,500,000 shares in total. Specific number of options granted to each individual will be determined in consideration of the evaluation results of the relevant individual as well as the company where such individual works.

   * The board of directors of Shinhan Financial Group has entrusted the CEO with the authority to decide the grantees and the numbers of options to be granted to each individual and the decision will be approved by the annual general shareholders' meeting on March 30, 2005.

   3) Exercise price: Minimum exercise price calculated in accordance with
      Article 84.9 of the Enforcement Decree of Securities Exchange Act

   4) Date of grant: March 30, 2005

   5) Exercise period: Exercisable during the 4 year period after the 3rd anniversary from the grant date.

   6) Method of payment: Shinhan Financial Group will, at its option, choose between the following two methods
      - to issue new shares at the exercise price; or
      - to pay the grantees cash in an amount to the difference between the market price of shares at the exercise date and exercise price.

   7) Conditions for Exercise

      The sum of the net income of the relevant company (the company where the applicable employee works) during the grant year and the following year should be greater than zero.


C. Grant of Stock Options to Outside Directors of Shinhan Financial Group

   1) Grantees: 5 outside directors with professional expertise

      * The stock options will be granted to outside directors with professional expertise to be appointed at the general shareholders meeting on March 30, 2005.

   2) Number of options to be granted: 10,000 shares for each, 50,000 shares in total

   3) Exercise price: Minimum exercise price calculated in accordance with
      Article 84.9 of the Enforcement Decree of Securities Exchange Act

   4) Date of grant: March 30, 2005

   5) Exercise period: Exercisable during the 4 year period after the 3rd anniversary from the grant date.

   6) Method of payment: Shinhan Financial Group will, at its option, choose between the following two methods
      - to issue new shares at the exercise price; or
      - to pay the grantees cash in an amount to the difference between the market price of shares at the exercise date and exercise price.

   7) Conditions for exercise

      Same as those for stock options granted to Executives.

APPENDIX 1.  FINANCIAL STATEMENTS OF SHINHAN FINANCIAL GROUP

1)   BALANCE SHEETS

                SHINHAN FINANCIAL GROUP CO., LTD AND SUBSIDIARIES
                         Non-Consolidated Balance Sheets
                     December 31, 2004 and December 31, 2003
                               (In million of KRW)

                                                                          Year 2004                   Year 2003
                                                                   -----------------------     -----------------------
Assets
I.        Cash & Due from Banks                                                     31,145                       5,353
          1.   Due from Banks                                                       31,145                       5,353
II.       Securities                                                             8,262,439                   5,714,392
     (1)  Equity Securities Accounted for by the Equity Method                   8,262,439                   5,714,392
          1.   Stocks                                                            8,262,439                   5,714,392
III.      Loans                                                                  1,749,955                   1,935,180
              Allowance for Possible Loan Losses                                  (-)8,794                    (-)9,725
          1.  Loans in Won                                                       1,550,000                   1,637,200
          2.  Loans in Foreign Currency                                            135,609                     107,705
          3.  Privately Placed Bonds                                                73,140                     200,000
IV.       Fixed Assets                                                               2,164                       2,020
     (1)  Premises and Equipment                                                     1,302                       1,606
          1.   Vehicles                                                  425                         391
               Accumulated Depreciation                                  278           147           177           214
          2.   Equipment                                               1,168                         993
               Accumulated Depreciation                                  760           408           549           444
          3.   Other                                                   1,493                       1,404
               Accumulated Depreciation                                  746           747           456           948
     (2)  Intangible Assets                                                            862                         414
          1.   Other                                                                   862                         414
V.        Other Assets                                                              26,949                      43,340
          1.   Guarantee Deposits                                                    7,840                       7,840
          2.   Accounts Receivable                                                   6,234                       7,612
          3.   Accrued Income                                                       11,044                      11,334
          4.   Advance Payments                                                         10                          10
          5.   Prepaid Expenses                                                         12                       1,667
          6.   Prepaid Income Taxes                                                     --                      13,867
          7 .  Sundry Assets                                                         1,809                       1,010
  Total Assets                                                                  10,072,652                   7,700,285

  Liabilities
I.        Borrowings                                                               154,380                     165,868
          1.   Borrowings in Won                                                    50,000                      94,000
          2.   Borrowings in Foreign Currency                                      104,380                      71,868

                                                                          Year 2004                   Year 2003
                                                                   -----------------------     -----------------------
II.       Debentures                                                             1,948,102                   1,980,543
          1.   Debentures in Won                                   1,920,000                   1,950,000
               Discounts                                               3,191     1,916,809         5,331     1,944,669
          2.   Debentures in Foreign Currency                         31,314                      35,934
               Discounts                                                  21        31,293            60        35,874
III.      Other Liabilities                                                        222,561                      30,464
          1.   Taxes Withheld                                                          464                       1,176
          2.   Dividends Payable                                                       937                         928
          3.   Accounts Payable                                                    180,980                      14,492
          4.   Accrued Expenses                                                     14,627                      12,189
          5.   Income Taxes Payable                                                 25,329                          --
          6.   Unearned Revenues                                                        --                       1,679
          7.   Accrued Severance Benefits                                776                         530
               Deposits with Insurance Company for Severance
               Benefits                                                  552           224           530            --
  Total Liabilities                                                              2,325,043                   2,176,875

  Stockholders' Equity
I.        Capital Stock                                                          2,083,118                   1,958,530
          1.   Common Stock                                                      1,596,595                   1,472,007
          2.   Preferred Stock                                                     486,523                     486,523
II.       Capital Surplus                                                        3,718,623                   3,316,380
          1.   Paid-in Capital in excess of Par Value                            3,718,564                   3,316,380
          2.   Other Capital Surplus                                                    59                          --
III.      Retained Earnings                                                      1,608,185                     865,391
          1.   Legal Reserve                                                       118,692                      82,469
          2.   Retained Earnings Before Appropriation                            1,489,493                     782,922
IV.       Capital Adjustment                                                       337,683                  (-)616,891
          1.   Valuation Gain on Equity Securities                                 383,437                      13,871
               Accounted for by the Equity Method
          2.   Valuation Loss on Equity Securities
               Accounted for by the Equity Method                                (-)53,932                  (-)640,388
          3.   Stock Options                                                         8,178                       9,626
  Total Stockholders' Equity                                                     7,747,609                   5,523,410

  Total Liabilities and Stockholders' Equity                                    10,072,652                   7,700,285

2)   INCOME STATEMENTS

                SHINHAN FINANCIAL GROUP CO., LTD AND SUBSIDIARIES
                      Non-Consolidated Statements of Income
               Year ended December 31, 2004 and December 31, 2003
                               (In million of KRW)

                                                                          Year 2004                   Year 2003
                                                                   -----------------------     -----------------------
I.        Operating Revenues                                                     1,224,147                     617,074
     (1)  Gain using the Equity Method of Accounting                             1,108,952                     519,287
     (2)  Interest Income                                                          114,264                      97,787
          1.   Interest on Due from Banks                                640                         631
          2.   Interest on Loans                                     102,213                      83,720
          3.   Interest on Privately Placed Bonds                     11,411                      13,436
     (3)  Other Operating Revenues                                                     931                          --
          1.   Reversal of Allowance for Possible Loan Losses            931                          --
II.       Operating Expenses                                                       147,638                     251,366
     (1)  Loss using the Equity Method of Accounting                                   212                     129,886
     (2)  Interest Expenses                                                        122,967                      92,616
          1.   Interest on Borrowings                                  8,522                      11,020
          2.   Interest on Debentures                                113,816                      81,362
          3.   Other                                                     629                         234
     (3)  Commission Expenses                                                          235                       4,962
     (4)  Selling and Administrative Expenses                                       24,224                      23,902
          1.   Salaries                                               13,363                       9,821
          2.   Retirement Allowance                                      505                         140
          3.   Employee Benefits                                         866                         601
          4.   Rent                                                      497                         142
          5.   Entertainment                                             663                       1,455
          6.   Depreciation                                              652                         568
          7.   Amortization on Intangible Assets                         111                         109
          8.   Bad Debt                                                   --                       5,879
          9.   Taxes and Dues                                            835                         361
          10.  Advertising                                                28                          22
          11.  Commissions                                             3,600                       1,374
          12.  Other                                                   3,104                       3,430
III.      Operating Income                                                       1,076,509                     365,708
IV.       Non-Operating Income                                                      18,989                         425
          1.   Gain on Foreign Currency Translation                   18,141                         231
          2.   Gain on Foreign Currency Transaction                        8                           3

                                                                          Year 2004                   Year 2003
                                                                   -----------------------     -----------------------
          3.   Miscellaneous                                             840                         191
V.        Non-Operating Expenses                                                    28,171                       3,145
          1.   Loss on Foreign Currency Translation                   18,132                         231
          2.   Loss on Foreign Currency Transaction                        2                           2
          3.   Loss on Sale of Equity Securities                          --                       1,725
          4.   Loss on Available-for-Sale Securities                      --                         166
          5.   Contribution                                               13                          34
          6.   Supplementary Payment of income taxes                  10,024                          --
          7.   Miscellaneous                                              --                         987
VI.       Ordinary Income                                                        1,067,327                     362,988
VII.      Extraordinary Gain or Loss                                                    --                          --
VIII.     Income Before Income Tax Expenses                                      1,067,327                     362,988
IX.       Income Tax Expenses                                                       17,032                          --
X.        Net Income for the Period                                              1,050,295                     362,988


3)   STATEMENTS OF APPROPRIATION OF RETAINED EARNINGS

            NON-CONSOLIDATED STATEMENTS OF APPROPRIATIONS OF RETAINED  EARNINGS
                   Year ended December 31, 2004 and December 31, 2003
                               (In million of KRW)

                                                                          Year 2004                   Year 2003
                                                                   -----------------------     -----------------------
I.        Retained Earnings Before Appropriation                                 1,489,493                     782,922
          1.   Unappropriated Retained Earnings carried
               over from prior years                                 504,585                     432,569
          2.   Change in Retained Earnings of Subsidiaries         (-)65,387                   (-)10,848
          3.   Cumulative Effect of Change in Accounting
               Principles                                                 --                    (-)1,787
          4.   Net Income for the Period                           1,050,295                     362,988
II.       Appropriation of Retained Earnings                                       452,920                     278,337
          1.   Legal Reserve                                         105,030                      36,223
          2.   Dividends                                             347,890                     242,114
     (1)  Cash Dividends on Common Stock                             232,749                     158,717
     (2)  Cash Dividends on Preferred Stock                          115,141                      83,397
III.      Unappropriated Retained Earnings
          carried over to subsequent year                                        1,036,573                     504,585

APPENDIX 2.
PERSONAL PROFILES: CANDIDATES FOR DIRECTORS AND AUDIT COMMITTEE MEMBERS


YOUNG SEOK CHOI

1.   Date of Birth:        July 2, 1929
2.   Current Position:     President, C.Y.S. Ltd.
3.   Education:            BA in Commerce, Meiji University, Japan (1959)
4.   Working Experience
     --   Nov. 1993:       President, C.Y.S. Ltd. (current), Founding Director,
                           AERTH 21
     --   Jun. 1993:       Advisor to the Peace Unification Advisory Group
     --   Feb. 1995:       Director, Shinhan Bank
     --   Mar. 2003:       Director, Shinhan Financial Group (current)


PYUNG JOO KIM

1.   Date of Birth:        February 6, 1939
2.   Current Position:     Visiting Professor, KDI School of Public Policy and
                           Management
3.   Education:            Ph. D in Economics, Princeton University, U.S.A.
                           (1976)
4.   Working Experience
     --   Sep. 1983:       Dean, College of Commerce, Sogang University
     --   Nov. 1990:       Dean, Graduate School of Economics & Policies,
                           Sogang University
     --   Oct.  1999:      Dean, Graduate School of International Studies,
                           Sogang  University
     --   Mar. 2004:       Professor Emeritus, Sogang University (current)


IL SUP KIM

1.   Date of Birth:        July 1, 1946
2.   Current Position:     President, Kwangang Accounting Corporation
3.   Education:            Ph.D., Business Administration, Seoul National
                           University (1991)
4.   Working Experience
     --   1977~1981:       Director of international affairs, KICPA
     --   1985~1993:       Head of Seoul Consulting Inc., Samil Consulting &
                           Research Inc. and Samil Coopers & Lybrand
                           Consulting Inc.
     --   1990~1997:       Member of the Advisory Committee on Accounting
                           Establishment, Securities Supervisory Board
     --   1993~1994:       Chairman of the Auditing Research Committee, KICPA
     --   1994~1998:       Vice President of the KICPA in charge of
                           international affairs
     --   1995:            Vice president of the Korean Accounting Association
     --   1997~1998:       Member of the Accounting Standards Deliberation
                           Committee, Securities Supervisory Board
     --   2002~2004:       Vice President of Ewha Womans University

SANG YOON LEE

1.   Date of Birth:        September 13, 1942
2.   Current Position:     Representative Director and President, Nongsim Ltd.
3.   Education:            BA in Commerce, Seoul National Univ. (1966)
4.   Working Experience
     --   Jul. 1968:       Goldenbell Commerce
     --   Jan. 1971:       Lotte Industry Ltd. (currently Nongsim Ltd.)
     --   Mar. 1978:       Director, Nongsim Ltd.
     --   Jan. 1986:       Senior Executive Director, Head of Sales Division,
                           Nongsim Ltd.
     --   Sep. 1994:       Representative Director and President, Nongsim Ltd.
     --   Oct. 1997:       Representative Director & Vice Chairman, Nongsim Ltd
     --   Jan. 2001:       Representative Director and President, Nongsim Ltd.
                           (current)
     --   Feb. 2001:       Non-statutory Vice-Chairman, Korea Food Industry
                           Association (current)


YOON SOO YOON

1.   Date of Birth:        March 5, 1946
2.   Current Position:     Chairman/CEO of FILA Korea Ltd.
3.   Education:            BA in Political Science & Diplomacy,
                           Hankuk University of Foreign Studies (1974)
4.   Working Experience
     --   1973 ~ 1975      A Shipping Public Corporation
     --   1975 ~ 1981      JC Penney
     --   1981 ~ 1984      Hwasung Co., Ltd (Export Director)
     --   Mar. 1984        President of Care Line Corp. (current)
     --   Jun. 1991        Chairman/CEO of FILA Korea Ltd.(current)


SHEE YUL RYOO (NEW CANDIDATE)

1.   Date of Birth:        September 5, 1938
2.   Current Position:     Advisor, Shin & Kim
3.   Education:            LLB, Seoul National University (1961)
4.   Working Experience
     --   Jan. 1995:       Vice President, Bank of Korea
     --   Mar. 1997:       President, Korea First Bank
     --   Nov. 1999:       Chairman, The Korea Federation of Banks
     --   Apr. 2001:       Steering Committee Member, Korea Center for
                           International Finance (current)
     --   Dec. 2002:       Advisor, Shin & Kim (current)


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

BYUNG HUN PARK

1.   Date of Birth:        September 10, 1928
2.   Current Position:     Chairman, Daeseong Precisions Ltd (current)
3.   Education:            BA in Economics at Meiji University, Japan (1953)
4.   Working Experience
     --   Aug. 1982        Director, Shinhan Bank
     --   Mar. 1985        President, HQ of Korean Residents' Union in Japan
     --   Mar. 1985        Honorary Chairman, '88 Seoul Olympics Sponsor Group
     --   Mar. 1989        Chairman, Daeseong Electronics Ltd (current)
     --   Dec. 1989        President, Seongsang Co Ltd (current)
     --   Mar. 1990        Statutory Advisor, HQ of Korean Residents' Union
                           in Japan (current)
     --   Jun. 1990        Honorary Chairman, Overseas Korean Representatives
     --   Aug. 2001        Outside Director, Shinhan Financial Group (current)


DONG HYUN KWON

1.   Date of Birth:        November 27, 1936
2.   Current Position:     Chairman, Aichi Commerce (current)
3.   Education:            Tsukyo Commercial High School(1954)
4.   Working Experience
     --   Apr. 1977        President, King Tour Ltd.
     --   Jun. 1984        Director, Aichi Commerce
     --   Aug. 1986        President, Douwa tour Ltd. Japan
     --   1991             Advisor to the Peace Unification Advisory Group
     --   1991             Vice-Chairman, Korean Motherland Investment
                           Association
     --   Jun. 1993        Advisor, Aichiken Korean Commerce Chamber
     --   Feb. 1997        Outside Director, Shinhan Bank
     --   Jun. 2000        Chairman, Aichi Commerce (current)
     --   Mar. 2004        Outside Director, Shinhan Financial Group
                           (current)


YOUNG HOON CHOI (NEW CANDIDATE)

1.   Date of Birth:        November 8, 1928
2.   Current Position:     Chairman, Eishin Group
3.   Education:            LLB in Law, Ritsumeikan University, Japan (1953)
4.   Working Experience
     --   Apr. 1953        CEO, New Metro, Japan
     --   Aug. 1982        Non Executive Director, Shinhan Bank.


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

SI JONG KIM (NEW CANDIDATE)

1.   Date of Birth:        April 16, 1937
2.   Current Position      Standing Advisor, Kanagawa Division, Korean
                           Residents' Union in Japan (current)
3.   Education:            Sigaken Yashu High School (1955)
4.   Working Experience
     --   May. 1982        Director, Yokohama Shogin
     --   Apr. 1987        Director, Korea Chamber of Office in Kanagawa, Japan
     --   April 1991       Vice president, Korean Residents' Union in Japan
     --   April 1997       Standing Advisor, Kanagawa Division, Korean
                           Residents' Union in Japan (current)


PHILIPPE REYNIEIX

1.   Date of Birth:        June 24, 1949
2.   Current Position:     CEO & GM for Korea, BNP Paribas, Seoul
3.   Education:            Master of Business Law (with award), Paris II Univ.
                           (1973)
4.   Working Experience
     --   1974 - 1977:     Assistant Professor at the Law School in Dakar,
                           Senegal
     --   1977 - 1984:     B.I.A.O. (International Bank for West Africa)
     --   1984 - 1986:     Head of Credit & Marketing, Paribas, Gabon
     --   1986 - 1990:     Deputy General Manager, Paribas, Seoul
     --   1990 - 1994:     Deputy Head of Corporate Banking,
                           Asia Pacific Division Paribas, Paris
     --   1994 - 2000:     Country Manager, Singapore,
                           Regional Head of Corporate Banking for S.E.
                           Paribas, Singapore
     --   2000 - 2002:     Chief Operating Officer BNP Paribas, Singapore
     --   July 2002        CEO & GM for Korea BNP Paribas, Seoul (current)

                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     SHINHAN FINANCIAL GROUP CO., LTD.


                                     By /s/ Byung Jae Cho
                                        ----------------------------------------
                                        Name:  Byung Jae Cho
                                        Title: Chief Financial Officer

Date: March 11, 2005


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